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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

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                          QUEST EDUCATION CORPORATION
                           (Name of Subject Company)

                          QUEST EDUCATION CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

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                                  74835F 10 2
                     (CUSIP Number of Class of Securities)

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                                Gary D. Kerber
                      President and Chairman of the Board
                          Quest Education Corporation
                         1400 Hembree Road, Suite 100
                            Roswell, Georgia 30076
                                (770) 510-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                             Morris C. Brown, Esq.
                            Greenberg Traurig, P.A.
                     777 S. Flagler Drive, Suite 300-East
                        West Palm Beach, Florida 33401
                                (561) 650-7900

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Odyssey Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kaplan, Inc. ("Parent"), to purchase all of the outstanding shares of Common Stock (as defined below) and the associated Rights (as defined below) of Quest Education Corporation, a Delaware corporation (the "Company"). Parent is a wholly-owned subsidiary of The Washington Post Company, a Delaware corporation.

ITEM 1. SUBJECT COMPANY INFORMATION.

  The name of the subject company is Quest Education Corporation, our principal executive offices are located at 1400 Hembree Road, Suite 100, Roswell, Georgia 30076 and our phone number is (770) 510-2000. This Schedule 14D-9 relates to our common stock, par value $0.01 per share (the "Common Stock"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, par value $.01 per share, issued pursuant to the Preferred Share Purchase Rights Plan dated as of May 14, 1999 (as amended from time to time, the "Rights Agreement"), between the Company and First Union Nation Bank, as rights agent (the "Rights Agent"). As of June 21, 2000, there were 7,960,616 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated June 28, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding shares of Common Stock at a price (the "Offer Price") of $18.35 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 26, 2000, among the Company, Parent and Purchaser (the "Merger Agreement"), which provides for (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement and (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"). In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the highest price paid per share of Common Stock pursuant to the Offer (the "Merger Consideration") and each outstanding option will be exchanged for a cash payment from the Company in any amount in cash equal to the difference between $18.35 and the exercise price of the relevant option. The Merger Agreement, a copy of which is filed as attached Exhibit (e)(1), is summarized in Section 10 of the Offer to Purchase and incorporated herein by reference.

  In connection with the Merger Agreement, our directors, executive officers and certain other stockholders have entered into agreements which, among other things, and subject to certain exceptions, require each stockholder to tender his, her or its shares of Common Stock in the Offer.

  As set forth in the Schedule TO, the principal executive offices of Purchaser and Parent are located at 888 Seventh Avenue, New York, New York 10106.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to our knowledge, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates; or (2) Purchaser or its respective executive officers, directors or affiliates.

  A summary of the material provisions of the Merger Agreement is included in "Background of the Offer; Contacts with the Company; the Merger Agreement; Other Agreements" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

  Certain contracts, arrangements or understandings between us or our affiliates and certain of our directors, executive officers and affiliates are described in the Information Statement of the Company attached to this schedule as Annex A (the "Information Statement"). The Information Statement is being furnished to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring at least 51% of the outstanding shares of Common Stock on a fully-diluted basis pursuant to the Offer) to designate persons to our Board of Directors (the "Purchaser Board") other than at a meeting of our stockholders. The Information Statement is incorporated herein by reference.

  As described in the Information Statement, to maximize stockholder value, we had agreed with Gary D. Kerber, our President and Chairman of the Board, and Vince Pisano, our Vice President and Chief Financial Officer, that if we are sold for more than $10.00 per share, and they have made a good faith effort to complete the transaction as intended, we will pay them pro rata based on their then current cash compensation the sum of $500,000 plus 2% of the amount by which the purchase price per share exceeds $10.00 and we had also agreed to pay them one year's salary if their employment was terminated within one year after we experience a change in control. These Change of Control Agreements are filed as Exhibits (e)(11) and (e)(12) hereto, respectively, and are incorporated herein by reference. In connection with the Merger, the Change of Control Agreements were amended to eliminate the one year's salary provision and to limit the amounts paid under those agreements to the lesser of
(a) $1,127,686 with respect to Mr. Kerber and $847,742 with respect to Mr. Pisano or (b) the maximum amount that can be paid without being subject to an excise tax under the Internal Revenue Code. Also, in connection with the Merger, Mr. Pisano and Mr. Kerber have entered into new employment agreements with us which will be effective once the Merger is completed. A summary of the material provisions of the new employment agreements is included in "Other Agreements" in the Offer to Purchase, which is incorporated by reference herein. The amendments to the Change of Control Agreements are filed as Exhibits (e)(13) and (e)(6) hereto, and the new Employment Agreements are filed as Exhibits (e)(3) and (e)(4) hereto, and are incorporated herein by reference.

  As described in the Information Statement, we had agreed with Mr. Kosentos to pay him one year's base salary if we experience a change of control and he chooses to terminate his employment within twelve months. This agreement was superseded by his employment agreement with us which was entered into in connection with the Merger and will be effective once the Merger is completed. Mr. Kosentos' new employment agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

  Simultaneously with our execution of the Merger Agreement, each of our directors and executive officers executed and delivered an agreement to tender his shares of Common Stock in the Offer and an irrevocable proxy to vote his shares of Common Stock in favor of the Merger. For a description of these and certain other contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between us or our affiliates and
(1) our executive officers, directors or affiliates, or (2) Purchaser or its respective executive officers, directors or affiliates, see "Background of the Offer; Contacts with the Company; Merger Agreement; Other Agreements" in the Offer to Purchase, which is incorporated by reference herein.

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  The Merger Agreement provides that we will take all actions necessary and appropriate to provide that, upon the Effective Time, each outstanding stock option granted under any of our 1996 Stock Incentive Plan and Non-Employee Director Stock Option Plan (collectively, the "Company Stock Option Plans") or under any other plan or arrangement, each outstanding warrant and option to purchase shares, whether or not then exercisable or vested, and each right to purchase shares of Common Stock under our Employee Stock Purchase Plan (the "Company Purchase Plan"), shall be cancelled and, in exchange therefor, each holder of such Company stock option, warrant, option or right to purchase shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

  We have agreed to use our reasonable best efforts to obtain all necessary waivers, consents or releases from holders of Company stock options, other options, warrants and rights to purchase shares of Common Stock and shall take any such action as may be reasonably necessary to give effect to, and to accomplish the above transactions involving Company stock options.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Solicitation Recommendation.

  At a meeting held on June 26, 2000, our Board of Directors (the "Board") unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, holders of shares of our Common Stock and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of our letter to our stockholders communicating the Board's recommendation and our joint press release with Parent announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

  (b) Background.

  In 1997, we retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to explore a possible acquisition or business combination. By early 1998, after several months of contacting possible candidates for such a transaction, we determined that no potential transaction would give our stockholders appropriate value and that we would continue to build our business internally and by acquisition.

  From time to time thereafter, we have been the subject of informal inquiries regarding a possible acquisition or business combination. Although such inquiries did not proceed beyond very preliminary stages, in February 2000, we were approached by another educational institution through DLJ regarding a possible combination. On February 13, 2000, representatives of that institution and our representatives met in New York City where preliminary discussions were conducted. Based on these discussions, we and the other educational institution indicated our desire to consider such a transaction. As a result, on the next day, we and the other educational institution executed a confidentiality and standstill letter expiring on February 24, 2000. DLJ continued to advise us with respect to the proposed transaction.

  Over the following days, information exchanges took place and we discussed the possible transaction through DLJ. The letter expired by its terms without any agreement being reached with regard to share values. Following the expiration of the letter, we continued to discuss a possible transaction with the other educational institution, but continued to be unable to agree with respect to value. Shortly before we began our discussions with Purchaser, the other institution's investment bankers informally provided us with a range of value for the Company of $12.00 to $15.00 per share. We considered such a range inadequate, and, in light of the failure of the long series of discussions to produce any agreement, we considered the possibility of successfully completing a transaction too remote to continue discussions with that candidate after we received the offer described below. After we received the offer described below, we also received an indication from another educational institution indicating a willingness to discuss a transaction for $11.50 per share in cash or $13.00 per share in stock. For the same reasons, the Board of Directors did not continue discussions with that candidate.

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  In late May 2000, Robert Greenberg, the Executive Vice President of Parent,
telephoned Gary Kerber, our Chief Executive Officer, to discuss a potential transaction. Mr. Kerber was traveling at the time and thus, no conversation ensued.

  During the week of May 29, 2000, Robert Greenberg telephoned Gary Kerber to set up a meeting between certain executives of Parent and certain of our executives to discuss a potential transaction. A meeting was scheduled for June 5, 2000.

  On June 1, 2000, certain executives of Parent and on June 2, 2000, certain executives of Parent, General Counsel of Parent and Donald E. Graham, Chairman of the Board and Chief Executive Officer of The Washington Post Company, the parent company of Parent, had discussions regarding the proposed terms of a potential transaction.

  On June 5, 2000, Jonathan N. Grayer, Chief Executive Officer and President of Parent, Robert Greenberg, Ross Hamachek, the Chief Financial Officer of Parent, and a representative of The Washington Post Company met with Gary Kerber and Vince Pisano, our Chief Financial Officer, to discuss a potential transaction. At the meeting, Parent made a proposal to acquire all of the outstanding shares of our Common Stock and options to purchase shares of Common Stock at a price of $18.60 per share, subject to due diligence and satisfactory agreement between Parent and the Company on other aspects of the potential transaction. On the same day, Parent entered into a nondisclosure agreement with the Company.

  On June 6, 2000, Gary Kerber and our outside general counsel, Morris Brown, participated in a telephone call with our Board of Directors and investment banking advisor, in which the Board of Directors authorized us to proceed with discussions.

  On June 7, 2000, Ross Hamachek sent to Gary Kerber a list of discussion points for a subsequent telephone conversation regarding the potential transaction. Mr. Kerber then telephoned Mr. Hamachek and they discussed the points, and Mr. Kerber informed Mr. Hamachek that he had had a telephonic discussion with certain of our representatives and that we were authorized to proceed with discussions with Parent regarding the potential transaction.

  During the period from June 5, 2000 through June 26, 2000, representatives of Parent and the legal and accounting advisors to Parent conducted a due diligence review of the Company. In addition, during this period representatives of Parent also visited certain of our schools and the legal advisors to Parent and our legal advisors negotiated the terms of the Merger Agreement.

  After discussions relating to the information supplied to Parent by the Company, on the evening of June 25, 2000 and the morning of June 26, 2000, Jonathan Grayer and Gary Kerber negotiated a $0.25 per share price reduction.

  On June 26, 2000, our Board of Directors held a special meeting at which all of the members were present. DLJ made a presentation regarding certain financial analyses it had performed in connection with its review of the Offer and Merger, and rendered its oral and written opinion that subject to certain assumptions and qualifications, the consideration to be received by the holders of our Common Stock in the Offer and Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Representatives of Greenberg Traurig also gave an update on the various legal aspects of the transaction. At the conclusion of this meeting, our Board of Directors unanimously approved the Offer, the Merger and the Merger Agreement, determined that the Offer, the Merger and the Merger Agreement are fair to and in the best interests of our stockholders, and recommended that our stockholders accept the Offer and tender their Shares pursuant thereto.

  The Merger Agreement was finalized and executed on June 26, 2000, and a joint press release announcing the proposed Offer and the Merger was issued on June 27, 2000.

  On June 28, 2000, Parent and Purchaser commenced the Offer.

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  (c) Reasons.

  In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

    (i) the amount and form of consideration to be received by our stockholders in the Offer and the Merger;

    (ii) our prospects and the risks and benefits inherent in remaining independent, including increasing competition in the postsecondary education industry;

    (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity) and other potential business combination transactions as well as discussions with other of our potential acquirers, the possibility that other potential acquirers would offer greater value for the Company, the range of possible benefits to our stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

    (iv) information with regard to our financial condition, results of operations, business and prospects, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which we compete);

    (v) the historical and recent trading activity and market prices of shares of our Common Stock and the fact that the Offer and the Merger will enable the holders of shares of our Common Stock to realize a premium of 98.5% over $9.24, the average closing price of the Common Stock for the 30 trading days ended June 26, 2000;

    (vi) the fact that the Merger Agreement permits us to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide written proposal to acquire us pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if, (A) our Board of Directors determines in good faith (after consultation with its financial advisor) that the proposal would, if consummated, result in a transaction more favorable to our stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, (B) our Board of Directors further determines in good faith after consultation with its financial adviser and outside counsel that the proposal is as likely to be consummated, taking into account the legal, financial, regulatory, and other aspects of such proposal, as the transactions contemplated hereby, and, after consultation with its outside counsel, that the failure to do so would cause our Board of Directors to breach its fiduciary duties to the Company or our stockholders under applicable law (any such proposal, a "Superior Proposal"), (C) no information is so furnished, and no such discussions or negotiations are held, prior to the execution by the receiving party and us of a confidentiality agreement on terms no less favorable to us than those contained in the Confidentiality Agreement (as defined in the Merger Agreement), and (D) such actions are not in violation of the Merger Agreement;

    (vii) the fact that the Merger Agreement permits our Board of Directors to withdraw or modify its approval or recommendation of the Offer and the Merger if, prior to the acceptance for payment of shares of Common Stock pursuant to the Offer, in connection with an acquisition proposal, the Board of Directors determines in good faith (A) after having received advice from outside counsel, that the failure to take such action would be a breach of the fiduciary duties of the Board under applicable law and (B) that the acquisition proposal constitutes a Superior Proposal (as defined above);

    (viii) the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling our stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

    (ix) the financial analysis and presentation of DLJ to our Board on June 26, 2000, and the oral and written opinion of DLJ on June 26, 2000, the date the Board adopted the Merger Agreement, to the effect

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  that, as of such date, and based upon and subject to certain assumptions, limitations and qualifications stated in such opinion, the $18.35 per share cash consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of DLJ's written opinion, dated June 26, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DLJ, is attached hereto as Exhibit
  (e)(2) and is incorporated herein by reference. DLJ's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of shares of Common Stock are urged to read such opinion carefully in its entirety;

    (x) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies and the financial strength of Purchaser and Parent;

    (xi) the belief of our Board of Directors that the combined company would provide advancement opportunities for our employees and the fact that certain key employees would be entering into employment agreements to be effective after the Merger is completed; and

    (xii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

  The foregoing discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of our Board assigned different weights to the various factors described above.

  (d) Intent to Tender.

  Concurrently with our execution of the Merger Agreement, (i) each of our outside directors and Sprout Capital V, Sprout Technology Fund and DLJ Venture Capital Fund II, L.P. executed the Tender and Voting Agreement to accept the Offer and tender to Purchaser all shares of Common Stock beneficially owned by him or it and to vote his or its shares in favor of the Merger; and (ii) certain of our executive officers executed the Tender and Option Agreement to accept the Offer and tender to Purchaser all shares of Common Stock beneficially owned by him or her and to vote his or her shares in favor of the Merger, and granting to Purchaser an option to purchase his or her shares of Common Stock on the terms and conditions set forth in such Tender and Option Agreement. The Tender and Voting Agreement and the Tender and Option Agreement are filed as Exhibits (e)(7) and (e)(8) hereto, respectively, and are incorporated herein by reference.

  To our knowledge after reasonable inquiry, our affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which we have no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Pursuant to a letter dated July 30, 1997, we formally retained DLJ as our exclusive financial advisor in connection with the sale, merger, consolidation or other business combination involving all or a substantial amount of the business, securities or assets of the Company. Pursuant to the terms of DLJ's engagement, we

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have agreed to pay DLJ for its services an aggregate financial advisory fee of approximately $3,700,000 payable upon consummation of the Offer and the Merger. We also have agreed to reimburse DLJ, upon DLJ's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel DLJ incurs in connection with its engagement, and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement.

  Affiliates of DLJ own in the aggregate approximately 12.5% of the Company, and an officer of an affiliate of DLJ is a member of the board of directors of the Company.

  DLJ has in the past provided investment banking services to us unrelated to the Offer and the Merger. In the ordinary course of business, DLJ and its affiliates may actively trade or hold our securities for their own account and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

  The Company selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. As part of its investment banking and financial advisory business, DLJ is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, DLJ is a full service securities firm engaged in securities trading, brokerage and financing activities.

  A summary of the material provisions of the agreement with Allen & Company, in its capacity as Dealer Manager, is included in the Offer to Purchase and incorporated herein by reference.

  A summary of the material provisions of the agreement with Corporate Investor Communications, Inc., in its capacity as Information Agent, is included in the Offer to Purchase and incorporated herein by reference.

  A summary of the material provisions of the agreement with First Chicago Trust Company of New York, a division of EquiServe, in its capacity as Depositary, is included in the Offer to Purchase and incorporated herein by reference.

  Except as disclosed herein, neither the Company nor any person acting on our behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to our stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  During the past 60 days, neither the Company nor any of our subsidiaries nor, to the best of our knowledge, any of our executive officers, directors or affiliates, have effected a transaction in shares of Common Stock, except that Gary D. Kerber, President and Chairman of the Board, gifted an aggregate of 10,000 shares to five members of his family on June 23, 2000 and Vince Pisano, Vice President and Chief Financial Officer, gifted 538 shares to a high school sports organization with which he is associated on June 23, 2000.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  Other than as set forth in this Schedule 14D-9, we are not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of our securities by us, any of our subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries; (3) a purchase, sale or transfer of a material amount of assets by us or any of our subsidiaries; (4) any material change in the present dividend rate or policy, or (5) any material change in our indebtedness or capitalization.

  Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

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ITEM 8. ADDITIONAL INFORMATION.

  (a) Information Provided Pursuant to Rule 14f-1 Under the Exchange Act.

  The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to our stockholders in connection with Purchaser's right (after acquiring at least 51% of the outstanding shares of Common Stock on a fully-diluted basis pursuant to the Offer) to designate persons to our Board of Directors other than at a meeting of our stockholders, and such information is incorporated by reference herein.

  (b) Regulatory Approvals.

  For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, including pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see "Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase which is incorporated by reference herein.

  (c) The Company's Rights Agreement.

  Pursuant to the Rights Agreement, upon the earlier of (a) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (b) the close of business on the tenth business day after the date of the commencement of, or the first public announcement of the intention of any person to commence, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earliest of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, in certain events, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of Common Stock having a market value equal to two times the exercise price of the Right. Following a Stock Acquisition Date (as defined in the Rights Agreement), upon the happening of certain events, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. In general, the Rights may be redeemed at a price of $0.005 per Right at any time prior to a person becoming an Acquiring Person. The Rights Agreement is filed as Exhibit (e)(9) hereto, and is incorporated by reference herein.

  The Company and the Rights Agent amended the Rights Agreement on June 26, 2000 to provide, among other things, that, so long as the Merger Agreement has not been terminated, no Distribution Date or Stock Acquisition Date will be deemed to have occurred, neither Purchaser, Parent nor any of their affiliates or associates will be deemed to have become an Acquiring Person, and no "flip-in event" or "flip-over event" as described in the Rights Agreement will be deemed to have occurred, in each case by reason of execution or delivery of the Merger Agreement, the making of the Offer, the acceptance for payment of shares of Common Stock by Purchaser pursuant to the Offer, and the consummation of the Merger. Amendment No. 1 to the Rights Agreement is filed as Exhibit (e)(10) hereto, and is incorporated by reference.

  (d) Short Form Merger.

  Under the General Corporation Law of the State of Delaware ("Delaware Law"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding shares of Common Stock, Purchaser will be able to approve the Merger without a vote of our stockholders. In such event, Parent, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of our stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding shares pursuant to the Offer or otherwise and a vote of our stockholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

  (e) Appraisal Rights.

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their shares of Common Stock will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the Delaware Law ("Section 262") will have the "fair value" of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares. In determining the fair value of the shares of Common Stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per share of the Common Stock in the Offer or the Merger Consideration.

  In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

  As disclosed in the Offer to Purchase, Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the shares of Common Stock. Parent intends, however, to cause the Company, as the surviving corporation after the Merger, to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Donaldson, Lufkin & Jenrette Securities Corporation) are not necessarily opinions as to "fair value" under Section 262.

  The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Delaware Law.

  (f) Other Material Information.

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9. EXHIBITS.

   *   (a)(1)  Offer to Purchase dated June 28, 2000.

   *+  (a)(2)  Letter of Transmittal.

   *   (a)(3)  Letter to Stockholders of the Company dated June 28, 2000.

   +   (a)(4)  Joint Press Release issued by Parent, The Washington Post
               Company and the Company on June 27, 2000.(1)

   +   (a)(5)  Summary Advertisement as published in the Washington Post on
               June 28, 2000.

   +   (e)(1)  Agreement and Plan of Merger dated as of June 26, 2000, among
               Parent, Purchaser and the Company.

   *   (e)(2)  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
               to the Board of Directors of the Company dated June 26, 2000.

       (e)(3) Employment Agreement dated June 26, 2000 between Gary D. Kerber and the Company.

       (e)(4) Employment Agreement dated June 26, 2000 between Vince Pisano and the Company.

       (e)(5)  Employment Agreement dated June 26, 2000 between Gerald T.
               Kosentos and the Company.

       (e)(6) Amendment to Change of Control Agreement dated June 26, 2000 between Vince Pisano and the Company.

   +   (e)(7)  Tender and Voting Agreement dated June 26, 2000, between
               Purchaser and certain directors and stockholders of the Company.

   +   (e)(8)  Tender and Option Agreement dated June 26, 2000, between
               Purchaser and certain executives of the Company.

       (e)(9)  Rights Agreement, dated May 14, 1999 between the Company and
               First Union National Bank, as Rights Agent (incorporated by reference from the Company's Form 8-K filed on May 21, 1999).

       (e)(10) Amendment No. 1 to the Rights Agreement dated as of June 26,
               2000 between the Company and First Union National Bank, as
               Rights Agent.

       (e)(11) Change of Control Agreement dated January 8, 1998 between Gary
               D. Kerber and Educational Medical, Inc. (now known as the
               Company).

       (e)(12) Change of Control Agreement dated January 8, 1998 between Vince
               Pisano and Educational Medical, Inc. (now known as the Company).

       (e)(13) Amendment to Change of Control Agreement dated June 26, 2000 between Gary D. Kerber and the Company.

--------
*  Included in materials delivered to our stockholders.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule TO dated June 28, 2000, and incorporated herein by reference.

(1) Filed as an exhibit to the Company's Schedule 14D-9-C on June 27, 2000.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Quest Education Corporation

                                              /s/ Gary D. Kerber
                                          By: _________________________________
                                             Name: Gary D. Kerber
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer

June 28, 2000

                                                                        ANNEX A

                          QUEST EDUCATION CORPORATION
                          1400 Hembree Road, Ste. 100
                            Roswell, Georgia 30076

                Information Statement Pursuant to Section 14(f)
              of the Securities Exchange Act of 1934, as Amended,
                           and Rule 14f-1 Thereunder

       No Vote or Other Action of the Company's Stockholders Is Required in Connection with this Information Statement. No Proxies Are Being Solicited and You Are Requested Not to Send a Proxy to the Company.

  This Information Statement is being mailed on or about June 28, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Quest Education Corporation ("Quest") to the holders of record of shares of our Common Stock, par value $0.01 per share (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Odyssey (as defined below) to a majority of the seats on our Board of Directors (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned in the Schedule 14D-9.

  On June 26, 2000, Quest, Kaplan, Inc., a Delaware corporation ("Kaplan") and Odyssey Acquisition Corp., a Delaware corporation ("Odyssey"), entered into an Agreement and Plan of Merger dated as of June 26, 2000 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which Odyssey commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, July 26, 2000, unless the Offer is extended.

  The Merger Agreement requires us to cause the directors designated by Odyssey to be elected to the Board under the circumstances described therein following consummation of the Offer.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

  The information contained in the Information Statement (including information incorporated by reference) concerning Odyssey and Odyssey Designees (as defined herein) has been furnished to us by Odyssey and we assume no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

  The shares of Common Stock are the only class of our voting securities outstanding. As of June 21, 2000, there were 7,964,283 shares of Common Stock outstanding. The Board currently consists of five members. Each share of Common Stock is entitled to one vote. Our officers serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

  The Merger Agreement provides that, promptly following the purchase of, and payment for, a number of shares of Common Stock that satisfies the Minimum Condition as defined in the Merger Agreement, and from time to time thereafter, Odyssey shall be entitled to designate the number of directors (the "Odyssey Designees"), rounded up to the next whole number, on our Board that equals the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence), and the percentage that the number of shares of Common Stock beneficially owned by Kaplan or Odyssey following such purchase bears to the total number of shares of Common Stock then outstanding, and we shall take all action within our power to cause Odyssey's Designees to be elected or appointed to the Board, including, without limitation, at Odyssey's election, increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that, at such time, we shall use our best efforts to cause individual directors designated by Odyssey to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board, and (ii) each board of directors of each of our subsidiaries, and each committee thereof, that represents the same percentage as such individuals represent on the Board. Notwithstanding the foregoing, in the event that Odyssey Designees are to be appointed or elected to the Board, until the Effective Time (as defined in the Merger Agreement), such board of directors shall have at least one director who is a director on the date of the Merger Agreement and who is not an officer of Quest.

  The Merger Agreement provides that, following the election or appointment of Odyssey Designees, in accordance with the immediately preceding paragraph and prior to the Effective Time, the approval of those of our directors who were directors on the date of the Merger Agreement and who are not officers of Quest shall be required to authorize any termination of the Merger Agreement by us, any amendment thereto requiring action by our board of directors, any amendment of our Certificate of Incorporation or Bylaws, any extension of time for performance of any obligation or action thereunder by Kaplan or Odyssey any waiver of compliance with any of the agreements or conditions contained therein for our benefit and any material transaction with Kaplan, Odyssey or any of their affiliates.

  Odyssey has informed us that it will choose the Odyssey Designees from the persons listed below. Odyssey has informed us that each of the Odyssey Designees has consented to act as a director, if so designated. Biographical information concerning each of the Odyssey Designees is presented below.

  Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Odyssey The current business address of each person is 888 Seventh Avenue, New York, New York 10106.

                                 Age; Position With Purchaser or Affiliate; 5-
 Name and Business Address                  Year Employment History
 -------------------------       ---------------------------------------------
 Jonathan N. Grayer..........  Jonathan N. Grayer, 35, has been President and
                               Chief Executive Officer of Kaplan, Inc. since
                               July 1994 and a Director of Parent since January
                               1995. He also serves on the Board of Directors
                               of Walden Media and Information Technology Fund,
                               L.P. and VarsityBooks.com Inc.

 Andrew Rosen................  Andrew Rosen, 39, has been Executive Vice
                               President and Chief Operating Officer of Parent
                               since February 1998. From 1995 to 1998, he was a
                               Vice President and then Executive Vice President
                               of Parent.

 Ross Hamachek...............  Ross Hamachek, 57, has been Senior Vice
                               President and Chief Financial Officer of Parent
                               since March 2000. He joined Parent in August
                               1999 as Senior Vice President, Corporate
                               Strategy. For more than five years before
                               joining Kaplan, he was Vice President of
                               Planning and Development for The Washington Post
                               Company.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table provides information regarding the executive officers and directors of Quest. Biographical information for each of the persons set forth in the table is presented below.

 Name                          Age                     Title
 ----                          ---                     -----
 Gary D. Kerber..............   61 Chairman, President, Chief Executive Officer
                                   and a Director
 Vince Pisano................   46 Vice President and Chief Financial Officer
 Gerald T. Kosentos..........   48 Vice President of Operations
 Elaine Neely-Eacona.........   47 Vice President of Financial Aid
 Ellen L. Bernhardt..........   49 Director of Operations--Eastern Region
 Linwood W. Galeucia.........   55 President--New England Region
 Craig A. Wood...............   51 Director of Operations--Western Region
 K. Terry Guthrie............   57 Director of Accreditation
 A. William Benham, Jr.......   38 Controller
 Robert J. Cresci............   56 Director
 Carl S. Hutman..............   66 Director
 Richard E. Kroon............   57 Director
 William D. Ford.............   72 Director

  Gary D. Kerber, age 61, has been President, Chief Executive Officer and a Director since March 1988. From 1971 to 1983, he was employed by American Hospital Supply Company in various sales and executive positions. From 1983 to 1986, Mr. Kerber was the chief executive officer for Kimberly Services, Inc.

  Vince Pisano, age 46, has been Vice President of Finance and Chief Financial Officer since March 1990. From 1978 to 1990, he was employed by National Education Corporation, a provider of postsecondary education, as corporate controller and subsequently as the vice president of finance of its educational centers division.

  Gerald T. Kosentos, age 48, has been Vice President of Operations since June 1997. From April 1997 through June 1997, he was Director of Operations-- Central Region of Quest. From January 1995 to June 1997, he was Director of ICM School of Business & Medical Careers, a wholly owned subsidiary of Quest. Prior to January 1995, Mr. Kosentos was employed for 21 years by National Education Corporation, a provider of postsecondary education, in various positions including the directorship of three school locations, Regional Director of Operations and, for the last nine years of his employment, as Vice President of Operations.

  Elaine Neely-Eacona, age 47 was appointed Vice President of Financial Aid in March 1998. From 1990 until March 1998, she was Director of Financial Aid. From 1976 to 1990, she was employed in various financial aid positions by Education Management Corporation, a provider of postsecondary education.

  Ellen L. Bernhardt, age 49, has been Director of Operations--Eastern Region since August 1993. From 1985 to 1993, she was employed by National Education Corporation, a provider of postsecondary education, most recently as Southeast Regional Director of Operations.

  Linwood W. Galeucia, age 55, has been President of the New England Region since March 1998. From 1983 to March 1998, Mr. Galeucia was President, Executive Vice President and co-owner of Hesser, Inc., the parent company of Hesser College. Since 1990, Mr. Galeucia has been a member of the New Hampshire Postsecondary Education Commission.

  Craig A. Wood, age 51, was appointed Director of Operations--Western Region in March 1998. From December 1997 to March 1998, Mr. Wood served as a consultant. From July 1997 to December 1997, Mr. Wood was Vice President, Operations of Education America, Inc. From February 1995 to July 1997, Mr. Wood was Vice President, Marketing of the Katherine Gibbs Schools, Inc.

  K. Terry Guthrie, age 57, has been Director of Accreditation of the Company since July 1993. From 1971 to July 1993, he was employed as president of Ohio Institute of Photography and Technology, which he co-founded. We acquired Ohio Institute of Photography and Technology in July 1993.

  A. William Benham, Jr., age 38, has been Controller since May 1995. From 1990 to May 1995, Mr. Benham was Assistant Controller.

  Robert J. Cresci, age 56, has been a Director since 1991. Since September 1990, Mr. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm. Mr. Cresci currently serves on the boards of Bridgeport Machines, Inc., EIS International, Inc., Sepracor, Inc., Arcadia Financial, Ltd., Aviva Petroleum Ltd., Film Roman, Inc., Castle Dental Centers, Inc., Candlewood Hotel Co., Inc., SeraCare, Inc. and several private companies.

  Carl S. Hutman, age 66, has been a Director since 1988. From 1996 to 1999, he was managing director of Fundamental Management Corporation, an investment management firm. Since 1981, he has been president of Anlyn Advisers, Inc., an investment advisory company. From 1981 to 1991, he was a general partner of Investech, L.P., a venture capital partnership, which purchased convertible preferred stock and Common Stock of Quest in 1988 and 1989 and distributed all of its holdings to its general and limited partners in 1991. Mr. Hutman is a member of the Board of Directors of Canadian General Investments, Limited, Canadian World Fund Limited and Third Canadian General Investment Trust Limited, all of which are investment funds. Mr. Hutman is also a member of the Board of Directors of Harris Trust/Bank of Montreal, Florida.

  Richard E. Kroon, age 57, has been a Director since 1994. Since 1981, Mr. Kroon has been managing partner of the Sprout Group and recently became its Chairman. He also serves on the investment committees of several other private equity funds affiliated with Donaldson, Lufkin and Jenrette. Mr. Kroon is a director of several private companies and is Chairman and a director of the National Venture Capital Association.

  William D. Ford, age 72, is an attorney admitted to practice in the State of Michigan since 1951. From 1964 to 1994, he was a member of the U.S. House of Representatives, representing the 13th District of Michigan. While a member of the House of Representatives, Mr. Ford served on the Education & Labor Committee from 1964 to 1994, and served as Chairman of that committee from 1991 until his retirement in 1994. He actively participated in the passage of the Head Start program, the Elementary and Secondary Education Act, and the Higher Education Act. He was a sponsor of the Adult Education Act, the Bilingual Education Act, and Education for all Handicapped Children's Act, the National and Community Service Trust Act, and the Goals 2000: Educate America Act. Mr. Ford also authored the Family and Medical Leave Act and was instrumental in the passage of numerous bills designed to ensure workers' rights and safety, pension protection and fair trade treatment for America's auto industry and its workers.

Board of Directors

  Under the Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Bylaws (the "Bylaws") of Quest, the Board of Directors consists of five directors or such greater or lesser number as may be fixed from time to time by a majority of the total number of directors which we would have if there were no vacancies on our Board of Directors.

  The Board has a standing Audit Committee and a standing Compensation Committee. It does not have a Nominating Committee.

  Messrs. Cresci (Chairman) and Hutman comprise the Audit Committee of the Board of Directors, which is responsible for policies, procedures and other matters relating to accounting, internal financial controls and financial reporting, including the engagement of independent auditors and the planning, scope, time and cost of any audit and any other services they may be asked to perform, and also review with the auditors their report on our consolidated financial statements following completion of each audit. In addition, the Audit Committee is responsible for policies, procedures and other matters relating to business integrity, ethics and conflicts of interests.

  Messrs. Kroon (Chairman), Cresci and Ford comprise the Compensation Committee of the Board of Directors, which is responsible for policies, procedures and other matters relating to employee benefit and compensation plans, including compensation of the executive officers as a group and the chief executive officer individually. The Compensation Committee is also responsible for administering and making awards under the stock-based compensation plans, procedures and other matters relating to management development and for reviewing, monitoring and recommending (for approval by the full Board of Directors) plans with respect to succession of the chief executive officer.

 Compensation of the Board of Directors

  All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Directors who are not employees of Quest and do not otherwise receive compensation from us are entitled to an annual directors' fee of $6,000 and directors' fees of $1,000 for each Board meeting attended and $500 for each Committee meeting attended in addition to the reimbursement of reasonable expenses incurred in connection with their activities as directors of Quest. Directors who are also employees of Quest receive no compensation for serving on the Board of Directors. Non-Employee Directors are also entitled to receive options to purchase the Company's Common Stock. See "Non-Employee Directors' Stock Option Plan."

 Non-Employee Directors' Stock Option Plan

  On June 20, 1996, we adopted, and our stockholders approved, a Non-Employee Director Stock Option Plan (the "Directors' Plan") to attract and retain the services of non-employee members of the Board of Directors and to provide them with increased motivation and incentive to exert their best efforts our behalf by enlarging their personal stake in Quest. The maximum number of shares of Common Stock with respect to which options may be granted under the Directors' Plan is 200,000 shares. As of March 31, 2000, options covering 70,000 shares were available for future grant under the Directors' Plan.

  Each member of the Board of Directors who otherwise (i) is not currently an employee, (ii) is not a former employee still receiving compensation for prior services (other than benefits under a tax-qualified pension plan), and (iii) is not currently receiving remuneration in any capacity other than as a director is eligible for the grant of stock options under the Directors' Plan. Currently, all directors other than Mr. Kerber are eligible to participate in the Directors' Plan.

  On the date the Directors' Plan was adopted, each of the three existing non-employee directors were each granted, contingent upon completion of our IPO, options to purchase 25,000 shares of our Common Stock at the IPO price, or $10.00 per share. These options vested immediately upon consummation of the IPO. Upon the election of any new member to the Board of Directors, the member will be granted an option to purchase 25,000 shares of Common Stock at the fair market value at date of grant, vesting in five equal annual installments beginning on the first anniversary of the date of grant. Beginning with the next annual meeting of the stockholders and provided that a sufficient number of shares remain available under the Directors' Plan, each year immediately following the date of our annual meeting there automatically will be granted to each non-employee director who is then serving on the Board an option to purchase 3,000 shares of our Common Stock, which options will be immediately vested. The options to be granted under the Directors' Plan shall be nonqualified stock options (stock options which do not constitute "incentive stock options" within the meaning of Section 422A of the Plan).

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and greater than 10% stockholders to file reports of ownership and changes in ownership of our securities with Securities and Exchange Commission. Copies of the reports are required by SEC regulation to be furnished to us. Based on our review of these reports, we believe that all reporting persons complied with all filing requirements during the fiscal year ended March 31, 2000, except for the late filing of a Form 4 during January 2000 for Linwood Galeucia. This filing was made through a Form 5 filed on April 18, 2000.

                            EXECUTIVE COMPENSATION

Compensation of Executive Officers

  The following table sets forth the annual and long-term compensation we paid for services performed on our behalf for the last three completed fiscal years (i.e., the fiscal years ended March 31, 2000, March 31, 1999 and March 31,
1998), with respect to those persons who were, as of March 31, 2000, our Chief Executive Officer and the next four highest paid executive officers (the "Named Executive Officers") who earned compensation greater than $100,000 in such year.

                          SUMMARY COMPENSATION TABLE

                                                                   Long Term
                                     Annual                       Compensation
                                 Compensation(1)                     Awards
                                -----------------                  Securities
Name and Principal       Fiscal                   Other Annual Underlying Options  All Other
Position                  Year   Salary   Bonus   Compensation (Number of Shares) Compensation
------------------       ------ -------- -------- ------------ ------------------ ------------
Gary D. Kerber..........  2000  $245,753 $186,188     $ --           25,000          $2,400(2)
 Chairman, President and  1999   215,634  416,110       --           50,414           2,400(2)
 Chief Executive Officer  1998   195,909  120,828       --           20,000           2,400(2)

Vince Pisano............  2000   184,627  139,875       --           25,000             --
 Vice President of
  Finance and             1999   162,025  312,655       --           22,686             --
 Chief Financial Officer  1998   147,197   90,784       --           20,000             --

Gerald T. Kosentos......  2000   170,769  129,375       --           25,000
 Vice President of        1999   149,885  270,750       --              --
 Operations               1998   128,269   38,388       --           78,833             --

Linwood Galeucia........  2000   125,999   39,000       --           15,000             --
 President, New England   1999   119,999   87,613       --              --              --
 Region                   1998     5,770      --        --              --              --

Craig Wood..............  2000   125,330   51,644       --           10,000             --
 Director of
  Operations--            1999   105,769      --        --              --              --
 Western Region           1998       --       --        --           20,000             --

--------
(1) Does not include the dollar value of perquisites and other personal benefits.

(2) Consists solely of premiums we paid for a life insurance policy for Mr. Kerber. Upon Mr. Kerber's death, we will receive no proceeds from such policy.

Option Grants in Last Fiscal Year

  The following table sets forth all grants of options for our common stock to the Named Executive Officers of Quest during the fiscal year ended March 31, 2000. In addition, the table shows the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option terms.

              OPTION GRANTS FOR FISCAL YEAR ENDED MARCH 31, 2000

                                               Individual Grants
                         --------------------------------------------------------------
                                                                         Potential
                                                                    Realizable Value at
                                                                      Assumed Annual
                                                                      Rates of Stock
                         Number of  % of Total Exercise             Price Appreciation
                         Securities  Options    or Base             For Option Term(2)
                         Underlying Granted to   Price   Expiration -------------------
Name                      Options   Employees  ($/Share)  Date(1)      5%        10%
----                     ---------- ---------- --------- ---------- -------- ----------
Gary D. Kerber..........   25,000      9.5%      $7.75    4/28/09   $121,848 $  308,788

Vince Pisano............   25,000      9.5%       7.75    4/28/09    121,848    308,788

Gerald T. Kosentos......   25,000      9.5%       7.75    4/28/09    121,848    308,788

Linwood W. Galeucia.....   15,000      5.7%       7.75    4/28/09     73,109    185,273

Craig Wood..............   10,000      3.9%       7.75    4/28/09     48,739    123,515
                          -------                                   -------- ----------
  Total.................  100,000                                   $487,392 $1,235,602
                          =======                                   ======== ==========

--------
(1) Expiration dates reflect the expiration date of the last vested installment of each grant. We generally schedule an option grant to vest in five equal installments, each installment expiring on the fifth anniversary of the vesting date.

(2) The dollar amounts under these columns represent the potential tangible value, before income taxes, of each option assuming that the market price of the Common Stock appreciates in value from fair market value at the date of grant to the end of the option term at 5% and 10% annual rates and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. All grants of options have been made with exercise prices equal to fair value at date of grant.

  The following table sets forth, as of March 31, 2000, the number of stock options and the value of unexercised stock options held by the Named Executive Officers and the exercises of stock options during the year ended March 31, 2000 by the Named Executive Officers.

        AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED MARCH 31, 2000
                          AND YEAR-END OPTION VALUES

                                                            Number of Securities      Value of Unexercised
                          Number of                        Underlying Unexercised    In-the-Money Options at
                           Shares       Value Realized    Options at March 31, 2000     March 31, 2000(1)
                         Acquired on      of Shares       ------------------------- -------------------------
          Name            Exercise   Acquired on Exercise Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------------------- ----------- ------------- ----------- -------------
Gary D. Kerber..........   50,414          $ 72,470         135,594       60,333     $ 67,003     $ 38,623
Vince Pisano............   28,936            66,049         104,408       54,666       53,602       35,272
Gerald T. Kosentos......      --                --           39,068       74,932       44,120       54,548
Linwood W. Galeucia.....      --                --              --        15,000          --        13,125
Craig Wood..............      --                --            8,000       22,000          --         8,750
                           ------          --------         -------      -------     --------     --------
  Total.................   79,350          $138,519         314,237      233,931     $282,010     $164,743
                           ======          ========         =======      =======     ========     ========

--------
(1) The dollar value of the unexercised options has been calculated by determining the difference between the fair market value of the securities underlying the options and the exercise or base price of the option at exercise or fiscal year-end, respectively.

1996 Performance Incentive Plan and 1998 Amendment to the 1996 Performance Incentive Plan

  In June 1996, our Board of Directors (the "Board") authorized, and our stockholders approved, the 1996 Stock Incentive Plan for executive and other employees of Quest, including a limited number of outside consultants and advisors, effective as of the completion of the IPO (the "Stock Option Plan"). Under the Stock Option Plan, employees, outside consultants and advisors (the "Participants") (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan), stock appreciation rights or restricted stock. Effective September 22, 1998, the 1998 Amendment to Stock Option Plan was approved by our stockholders. The Amendment increased the number of shares subject to the Stock Option Plan by 500,000 to a maximum of 1,461,666 shares of Common Stock. As of March 31, 2000, options for 373,487 shares of Common Stock were available for grant. The purpose of the Stock Option Plan is to provide our employees (including officers and directors who are also employees) and non-employee consultants and advisors ("employees") with an increased incentive to make significant and extraordinary contributions to our long-term performance and growth, to join their interests with the interests of our stockholders, and to facilitate attracting and retaining employees of exceptional ability.

  Administration. The Stock Option plan may be administered by the Board, or in the Board's sole discretion by the Compensation Committee of the Board (the "Committee," and with the Board "the Administrator") or such other committee as may be specified by the Board to perform the functions and duties of the Committee under the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Administrator shall determine, from those eligible to be Participants, the persons to be granted stock options, stock appreciation rights and restricted stock, the amount of stock or rights to be optioned or granted to each such person, and the terms and conditions of any stock option, stock appreciation rights and restricted stock. The Administrator is authorized to interpret the Stock Option Plan, to make, amend and rescind rules and regulations relating to the Stock Option Plan and to make all the determinations necessary or advisable for the Stock Option Plan's administration.

  Participants. The Participants in the Stock Option Plan are those employees, consultants and advisors who in the judgment of the Administrator are or will become responsible for our direction and financial success. Employees include officers and directors who are also employees.

  Shares Subject to Plan. The maximum number of shares with respect to which stock options or stock appreciation rights may be granted or which may be awarded as restricted stock under the Stock Option Plan is 1,461,666 shares of Common Stock of which 373,487 were available for grant as of March 31, 2000. Shares covered by expired or terminated stock options or stock appreciation rights or forfeited restricted stock awards will again become available for grant or award under the Stock Option Plan. The number of shares subject to each outstanding stock option, stock appreciation right or restricted stock award, the option price with respect to outstanding stock options, the grant value with respect to outstanding stock appreciation rights and the aggregate number of shares remaining available under the Stock Option Plan will be subject to such adjustment as the Administrator, in its discretion, deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of, or by us.

  Stock Options and Stock Appreciation Rights. Under the terms of the Stock Option Plan, the Administrator may grant to Participants either Incentive Options meeting the definition of an incentive stock option under Section 422 of the Code or Nonqualified Options not meeting such definition, or any combination thereof. The exercise price for an Incentive Option may not be less than 100% of the fair market value of the stock on the date of grant; however, the exercise price for an Incentive Option granted to an employee who owns more than 10% of our voting stock or any subsidiary may not be less than 110% of the fair market value of the stock on the date of grant.

  Under the terms of the Stock Option Plan, the Administrator may grant stock appreciation rights to Participants either in conjunction with, or independently of, any stock options. Stock appreciation rights may be granted in conjunction with stock options as an alternative right or as an additional right. Upon exercise of a stock appreciation right, a Participant will generally be entitled to receive an amount equal to the difference between the fair market value of the shares at the time of grant and the fair market value of the shares at the time of exercise. This amount may be payable in cash, shares of Common Stock or a promissory note from the Participant, or any combination thereof, as determined in the discretion of the Administrator.

  The exercise period for stock options and stock appreciation rights will be determined by the Administrator, but no stock option or stock appreciation right may be exercisable prior to the expiration of six months from the date of grant or after 10 years from the date of grant, subject to certain conditions and limitations.

  Incentive options and related stock appreciation rights are not transferable by a Participant other than by will or by the laws of descent and distribution, and incentive options and related stock appreciation rights are exercisable, during the lifetime of the Participant, only by the Participant.

  If the employment or consultancy of a Participant terminates, the Administrator may, in its discretion, permit the exercise of stock options and stock appreciation rights granted to such Participant (i) for a period not to exceed three months following termination of employment with respect to Incentive Options or related stock appreciation rights if termination of employment is not due to death or permanent disability of the Participant,
(ii) for a period not to exceed one year following termination of employment with respect to Incentive Options or related stock appreciation rights if termination of employment is due to the death or permanent disability of the Participant, and (iii) for a period not to extend beyond the expiration date with respect to Nonqualified Options or related or independently granted stock appreciation rights.

  Restricted Stock Awards. Subject to the terms of the Stock Option Plan, the Administrator may award shares of restricted stock to Participants. All shares of restricted stock will be subject to the following terms and conditions, among others: (i) at the time of each award of restricted shares, a restricted period of no less than six months and no greater than five years, will be established for the shares. The restricted period may differ among Participants and may have different expiration dates with respect to portions of shares covered by the same award; (ii) shares of restricted stock awarded to Participants may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered during the restricted period applicable to such shares. Except for such restrictions on transfer, a Participant will have all of the rights of a stockholder in respect to restricted shares awarded to him or her including the right to receive any dividends on, and the right to vote, the shares;

and (iii) if a Participant ceases to be an employee or consultant for any reason other than death or permanent disability, all shares theretofore awarded to the Participant which are still subject to the restrictions imposed by provision (ii) above will upon such termination of employment or consultancy be forfeited and transferred back to us. If such employment or consultancy is terminated by our action without cause or by agreement between us and the Participant, the Administrator may, in its discretion, release some or all of the shares from the restrictions; (iv) if a Participant ceases to be an employee or consultant by reason of death or permanent disability, the restrictions will lapse with respect to shares then subject to such restrictions, unless otherwise determined by the Administrator.

  Termination, Duration and Amendments of Plan. The Stock Option Plan may be abandoned or terminated at any time by the Board. Unless sooner terminated, the Stock Option Plan will terminate on the date ten years after its adoption by the Board. The termination of the Stock Option Plan will not affect the validity of any stock option, stock appreciation right or restricted stock outstanding on the date of termination.

  For the purpose of conforming to any changes in applicable law or governmental regulation, or for any other lawful purpose, the Board will have the right, with or without approval of our stockholders, to amend or revise the terms of the Stock Option Plan at any time; however, no such amendment or revision will, without the consent of the holder thereof, change the stock option price (other than anti-dilution adjustments) or alter or impair any stock option, stock appreciation right or restricted stock which has been previously granted or awarded under the Stock Option Plan.

Federal Income Tax Consequences of Stock Incentive Plans

  We understand that, under current federal income tax rules, awards under the 1996 Performance Incentive Plan and the Non-Employee Director Plan have the consequences described below:

  The rules governing the tax treatment of stock options, stock appreciation rights, restricted stock and shares acquired upon the exercise of stock options and stock appreciation rights are technical. Therefore, the description of federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

  Incentive Options. Incentive Options granted pursuant to the Plan are intended to qualify as "Incentive Options" within the meaning of Section 422 of the Code. If the Participant makes no disposition of the shares acquired pursuant to exercise of an Incentive Option within one year after the transfer of shares to such Participant and within two years from grant of the option, such Participant will realize no taxable income as a result of the grant or exercise of such option, and any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, we will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of such Incentive Options or the transfer of shares upon their exercise. However, the exercise of an Incentive Option is an item of tax preference and a Participant may have alternative minimum tax liability.

  If shares acquired upon exercise of Incentive Options are disposed of prior to the expiration of the above time periods, the Participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible by us for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

  Nonqualified Options. A Participant who acquires shares by exercise of a Nonqualified Option generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by us in the same year, provided that the amount constitutes reasonable compensation. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

  Stock Appreciation Rights. A Participant generally will recognize income upon the exercise of a stock appreciation right in an amount equal to the amount of cash received and the fair market value of any shares received at the time of exercise, plus the amount of any taxes withheld. Such amount will ordinarily be deductible by us in the same year, provided that the amount constitutes reasonable compensation.

  Restricted Stock. A Participant granted shares of restricted stock under the Plan is not required to include the value of such shares in ordinary income until the first time such Participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such Participant timely files an election under Section 83(b) of the Code to be taxed on the receipt of the shares. In either case, the amount of such income will be equal to the excess of the fair market value of the stock at the time the income is recognized over the amount (if any) paid for the stock. We will ordinarily be entitled to a deduction, in the amount of the ordinary income recognized by the Participant, for our taxable year in which the Participant recognizes such income, provided that the amount constitutes reasonable compensation.

  Withholding Payments. If, upon exercise of a Nonqualified Option or stock appreciation right, or upon the award of restricted stock or the expiration of restrictions applicable to restricted stock, or upon a disqualifying disposition of shares acquired upon exercise of an Incentive Option, we must pay amounts for income tax withholding, then in the Committee's sole discretion, either we will appropriately reduce the amount of stock or cash to be delivered or paid to the Participant or the Participant must pay such amount to reimburse us for such payment. The Committee may permit a Participant to satisfy such withholding obligations by electing to reduce the number of shares of Common Stock delivered or deliverable to the Participant upon exercise of a stock option or stock appreciation right or award of restricted stock or by electing to tender an appropriate number of shares of Common Stock back to us subsequent to exercise of a stock option or stock appreciation right or award of restricted stock (with such restrictions as the Committee may adopt).

Employment Agreements

  On December 31, 1992, we entered into an Employment Agreement with Gary D. Kerber as President and Chief Executive Officer. The Employment Agreement provides for a base salary of $160,000 per year as of March 21, 1992, which salary is reviewed on an annual basis by our Board of Directors prior to the end of each fiscal year. The Employment Agreement also provides that Mr. Kerber will prepare, on an annual basis for each fiscal year, an appropriate incentive compensation plan for himself and other executive officers, which plan may be implemented only with the consent of our Board of Directors. In reviewing such plans, the Compensation Committee of the Board of Directors has considered the appropriateness of the goals presented in light of our past performance and prospects and the reasonableness of the projected compensation in light of our size and potential income levels. The term of the Employment Agreement continues until terminated by either Mr. Kerber or us, with or without cause; provided, however, that if we terminate the Employment Agreement without cause, we will be obligated to pay Mr. Kerber termination pay equal to the greater of $160,000 or an amount based upon a specified fraction of Mr. Kerber's most recent annual fiscal year base compensation (net of incentive or bonus compensation), as determined under the Employment Agreement.

Change of Control Agreements

  To maximize stockholder value, we have agreed with Mr. Kerber and Mr. Pisano that if we are sold for more than $10.00 per share, and they have made a good faith effort to complete the transaction as intended, we will pay them pro rata based on their then current cash compensation the sum of $500,000 plus 2% of the amount by which the purchase price per share exceeds $10.00. We have also agreed to pay them one year's salary if their employment is terminated within one year after we experience a change in control.

                       REPORT OF COMPENSATION COMMITTEE

General Philosophy on Executive Compensation

  Quest's executive compensation program is administered by the Compensation Committee (the "Committee"), which is composed of three non-employee directors. The Committee is responsible for establishing and administering the policies which govern both annual compensation and equity ownership programs. All decisions by the Committee relating to the compensation of our executive officers are reviewed by the full board of directors. This report is submitted by the Committee and addresses our policies for fiscal 2000 as they apply to Gary D. Kerber, our President and Chief Executive Officer and the other executive officers.

Overview and Philosophy

  The goals of our executive compensation program are to:

  . provide competitive compensation that will help attract, retain and reward highly qualified executives who contribute to our long-term success.

  . align management's interests with our success by placing a portion of the executive's compensation at risk in relation to our performance.

  . align management's interests with stockholders by including long-term equity incentives.

  The Committee believes that our executive compensation program provides an overall level of compensation that is competitive within its industry and among companies of comparable size and complexity. To ensure that compensation is competitive, we regularly compare our compensation practices with those of other similar companies and sets our compensation guidelines based on this review. The Committee also seeks to achieve an appropriate balance of the compensation paid to a particular individual and the compensation paid to other executives both inside Quest and at comparable companies and attempts to maintain an appropriate mix of salary and incentive compensation. While compensation data are useful guides for comparative purposes, we believe that a successful compensation program also requires the application of judgment and subjective determinations of individual performance.

Executive Compensation Program

  Our executive compensation program consists of base salary, periodic incentive compensation and long-term equity incentives in the form of stock options. Executive officers also are eligible to participate in certain benefit programs which are generally available to all of our employees, such as medical insurance programs, life insurance programs and 401(k) plans.

Base Salary

  At the beginning of each fiscal year, the Committee establishes an annual salary plan for our senior executive officers based on recommendations made by our Chief Executive Officer. The Committee attempts to set base salary compensation within our perceived range of salaries of executive officers with comparable qualifications, experience and responsibilities at other companies in the same or similar businesses and of comparable size and success. The Committee has reviewed compensation for comparable positions by reviewing published compensation data as part of its efforts to set the annual cash compensation for our executives. The Committee has attempted to base salary determinations both upon our financial performance and upon the individual's performance as measured by certain subjective non-financial objectives. These non-financial objectives include the individual's contribution to Quest as a whole, including his or her ability to motivate others, develop the skills necessary to grow as we mature, recognize and pursue new business opportunities and initiate programs to enhance our growth and success.

Annual and Long-Term Incentive Compensation

  We have no formal bonus program for our key employees. Bonus payments were made to key employees based on the achievement of agreed upon performance objectives or as a part of the recruitment process. Our fiscal 2001 bonus plan for Messrs. Kerber, Pisano and Kosentos provides that a bonus pool ranging from $57,000 to $907,000 be distributed among them if identified annual earnings per share goals ranging from $1.04 to $1.19 are met. For each $.01 per share increase beyond $1.19 per share, the pool would be increased by approximately 8.3% of their total base pay for fiscal 2001. We have agreed with Mr. Kosentos to pay him one year's base salary if we experience a change in control and he chooses to terminate his employment within twelve months.

  Our stock option plan is designed to promote the identity of long-term interests between our employees and our stockholders and to assist in the retention of executives. The size of option grants is generally intended by the Committee to reflect the executive's position with Quest and his or her contributions to Quest. Stock options generally vest over a period not to exceed five years from the date of the grant in order to encourage key employees to continue in the employ of Quest. Stock options are granted at an option price equal to the fair market value of our Common Stock on the date of grant; however, we reserve the right to grant stock options having exercise prices less than the fair market value of the Common Stock on the date of grant, to modify the terms of existing options and to reprice the options as an incentive for employees to remain with Quest.

Benefits

  Our executive officers are entitled to receive life and medical insurance benefits on the same basis as other full-time employees of the company. They are also eligible to participate in our 401(k) plan.

  The amount of perquisites, as determined in accordance with the rules of the Securities Exchange Commission relating to executive compensation, did not exceed $50,000 or 10% of salary and bonus for fiscal 1999 for any of the executive officers.

                    COMPENSATION OF CHIEF EXECUTIVE OFFICER

  In fiscal 2000, Mr. Kerber, the company's President and Chief Executive Officer, received a salary of $245,753, which represented his base salary for 1999 and a bonus of $186,188. In addition, he received an incentive grant of options to purchase 25,000 shares of our common stock at an exercise price of $7.75. The amount of Mr. Kerber's base salary is set annually by the Board of Directors. See "Employment Agreement" for a description of the employment agreement between Mr. Kerber and the company. See Annual and Long Term Incentive Compensation.

             COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(m)

  Section 162(m) of the Internal Revenue Code disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation's chief executive officer or to any of the four other most highly compensated executives officers. The deductibility of executive compensation in excess of the limit set in Section 162(m) of the Internal Revenue Code 1986, as amended, was not a factor in the Committee's determination of 1999 compensation levels. The Committee will continue to review the company's executive compensation plans to determine what changes, if any, may be advisable in connection with Section 162(m).

                                          COMPENSATION COMMITTEE

                                             Richard E. Kroon
                                             Robert J. Cresci
                                             William D. Ford

Compensation Committee Interlocks and Insider Participation

  The members of the Compensation Committee are Richard E. Kroon, Robert J. Cresci and William D. Ford. No member of the Committee was at any time during fiscal 2000, or formerly, an officer or employee of Quest or any subsidiary of Quest.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The table below sets forth, as of June 21, 2000, certain information regarding beneficial ownership of the shares of our Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each executive officer included in the Summary Compensation Table, and (iv) all of our executive officers and directors as a group.

                                                   Amount and
                                                   Nature of     Percentage of
                                                   Beneficial     Outstanding
Name and Address of Beneficial Owner             Ownership(1,2) Shares Owned(2)
------------------------------------             -------------- ---------------
Sprout Capital V(3)............................      920,005         11.6%
Sprout Technology Fund(3)......................       19,889           *
DLJ Venture Capital Fund II, L.P(3)............       54,921           *
Wellington Management Co., Ltd.(4).............      808,000         10.2%
Stadium Capital Management LLC(5)..............      564,900          7.1%
Matador Capital Management(6)..................      434,150          5.5%
Gary D. Kerber(7,8)............................      480,870          6.0%
Vince Pisano(7,9)..............................      285,904          3.6%
Gerald T. Kosentos(7,10).......................       56,535           *
Elaine Neely-Eacona(7,11)......................       22,947           *
Ellen L. Bernhardt(7,12).......................       39,667           *
Linwood W. Galeucia(7,13)......................       94,266          1.2%
Craig A. Wood(7,14)............................       10,000           *
K. Terry Guthrie(7,15).........................       12,333           *
A. William Benham(7,16)........................       20,349           *
Robert J. Cresci(17)...........................       34,000           *
Carl S. Hutman(18).............................       34,340           *
Richard E. Kroon(19)...........................       34,000           *
William D. Ford(20)............................       14,800           *
All executive officers and directors as a group
 (13 persons)..................................    1,122,053         14.1%

--------
  * Less than 1%.

 (1) The number of shares of Common Stock beneficially owned by each person or entity is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares for which the individual has sole or shared voting power or investment power and also any shares of Common Stock which the individual has the right to acquire within 60 days after June 21, 2000 through the exercise of any stock option or other right. The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) The number of shares deemed outstanding includes shares outstanding as of June 21, 2000 (7,960,616) plus any shares subject to options held by the person in question that are exercisable within 60 days after June 21, 2000.

 (3) The address of Sprout Capital V, Sprout Technology Fund and DLS Venture Capital Fund II, L.P. is 277 Park Avenue, 21st Floor, New York, New York 10172.

 (4) The address of Wellington Management Co., Ltd is 75 State Street, Boston, Massachusetts 02109.

 (5) The address of Stadium Capital Management LLC is 430 Cowper Street, Suite 200, Palo Alto, California 94501.

 (6) The address of Matador Capital Management is 200 1st Avenue North, Suite 203, St. Petersburg, Florida 33701.

 (7) The address of the employees is c/o Quest Education Corporation, 1400 Hembree Road, Suite 100, Roswell, GA 30076.

 (8) Includes 150,594 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

 (9) Includes 116,908 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table. Also, includes 17,799 shares held by Mr. Pisano for the benefit of his minor children, for which he disclaims any beneficial ownership, and 160 shares hold by a minor child residing with him, for which he disclaims beneficial ownership.

(10) Includes 56,535 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(11) Includes 17,125 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(12) Includes 39,667 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(13) Includes 3,000 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(14) Includes 10,000 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(15) Includes 11,000 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this table.

(16) Includes 16,376 shares of Common Stock which may be purchased upon the exercise of options which are exercisable within 60 days of the date of this table.

(17) Mr. Cresci, a director of Quest, is a managing partner of Pecks Management Partners, Ltd. Mr. Cresci's address is c/o Pecks Management Partners Ltd., 1 Rockefeller Plaza, New York, New York 10020. Includes 34,000 shares of Common Stock which may be purchased upon the exercise of options which are exercisable within 60 days of the date of this table.

(18) Mr. Hutman's address is 3265 NW 62nd Lane, Boca Raton, Florida 33496. Includes 34,000 shares of Common Stock which may be purchased upon the exercise of options which are exercisable within 60 days of the date of this table.

(19) Mr. Kroon is the general partner of the general partner of Sprout Capital V, Sprout Technology Fund, and DLJ Venture Capital Fund II, L.P. Excludes 994,815 shares of Common Stock owned, in the aggregate, by such entities. Mr. Kroon disclaims any beneficial ownership. Includes 34,000 shares of Common Stock which may be purchased upon the exercise of options which are exercisable within 60 days of the date of this table.

(20) Mr. Ford's address is 312 Eighth Street SE, Washington, D.C. 23003. Includes 14,800 shares of Common Stock which may be purchased upon the exercise of options which are exercisable within 60 days of the date of this table.

Item 13. Certain Relationships and Related Transactions

  In connection with the acquisitions of two CHI Institute Schools and four Hesser College Schools, we pledged the stock of the acquiring subsidiaries to secure indebtedness. As of the date of March 31, 2000, the principal amount of such indebtedness was $3,300,000.

  On March 13, 1998, we acquired the four Hesser Schools and the real estate in Manchester, New Hampshire, which is the main campus. As part of the purchase price, 202,532 shares of our Common Stock were issued to the two stockholders of Hesser. We filed a registration statement on Form S-3 (SEC File No. 333-52451) on May 12, 1998 with respect to such shares. This registration statement was declared effective by the Commission on May 19, 1998, and provided it continues to be effective, it will enable the holders of such shares to sell their shares in the public market.

  With respect to each transaction between Quest and an affiliate of Quest, a majority of the disinterested members of the Board of Directors determined that such transactions were on terms at least as fair as if they had been consummated with unrelated third parties. The Board of Directors has adopted a policy that prior to entering into any transaction with a related party, a similar determination must be made with respect to such transaction by a majority of our disinterested directors.

                               PERFORMANCE GRAPH

  The following graph compares the cumulative total stockholder return of our Common Stock from October 28, 1996 (the date that trading in the Common Stock commenced on the Nasdaq National Market ("Nasdaq") to March 31, 2000 with (a) the Nasdaq Stock Market Index and (b) an index comprised of the common stock of seven other education companies (the "Self Determined Peer Group"). The comparison assumes that $100 was invested on October 28, 1996 in our Common Stock and in each of the comparison indices, and assumes reinvestment of dividends. We have historically reinvested earnings in the growth of our business and have not paid cash dividends on our Common Stock.

[PERFORMANCE GRAPH APPEARS HERE]

Cumulative Value of $100 Investment

                                       10/29/96 3/31/97 3/31/98 3/31/99 3/31/00
                                       -------- ------- ------- ------- -------
   Nasdaq Stock Market................ $100.00  $101.96 $154.61 $208.02 $388.17
   Self-Determined Peer Group......... $100.00  $ 95.88 $146.35 $200.25 $153.40
   Quest Education Corporation........ $100.00  $112.20 $116.25 $ 91.25 $ 86.25

Self Determined Peer Group consists of Computer Learning Centers, DeVry Inc., Education Management Corp., ITT Educational Services, Strayer Education Inc., Whitman Education Group Inc. and Edutrek International Inc.

                                 EXHIBIT INDEX

   *   (a)(1)  Offer to Purchase dated June 28, 2000.

   *+  (a)(2)  Letter of Transmittal.

   *   (a)(3)  Letter to Stockholders of the Company dated June 28, 2000.

   +   (a)(4)  Joint Press Release issued by Parent, The Washington Post
               Company and the Company on June 27, 2000.(1)

   +   (a)(5)  Summary Advertisement as published in the Washington Post on
               June 28, 2000.

   +   (e)(1)  Agreement and Plan of Merger dated as of June 26, 2000, among
               Parent, Purchaser and the Company.

   *   (e)(2)  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
               to the Board of Directors of the Company dated June 26, 2000.

       (e)(3) Employment Agreement dated June 26, 2000 between Gary D. Kerber and the Company.

       (e)(4) Employment Agreement dated June 26, 2000 between Vince Pisano and the Company.

       (e)(5)  Employment Agreement dated June 26, 2000 between Gerald T.
               Kosentos and the Company.

       (e)(6) Amendment to Change of Control Agreement dated June 26, 2000 between Vince Pisano and the Company.

   +   (e)(7)  Tender and Voting Agreement dated June 26, 2000, between
               Purchaser and certain directors and stockholders of the Company.

   +   (e)(8)  Tender and Option Agreement dated June 26, 2000, between
               Purchaser and certain executives of the Company.

       (e)(9)  Rights Agreement, dated May 14, 1999 between the Company and
               First Union National Bank, as Rights Agent (incorporated by reference from the Company's Form 8-K filed on May 21, 1999).

       (e)(10) Amendment No. 1 to the Rights Agreement dated as of June 26,
               2000 between the Company and First Union National Bank, as
               Rights Agent.

       (e)(11) Change of Control Agreement dated January 8, 1998 between Gary
               D. Kerber and Educational Medical, Inc. (now known as the
               Company).

       (e)(12) Change of Control Agreement dated January 8, 1998 between Vince
               Pisano and Educational Medical, Inc. (now known as the Company).

       (e)(13) Amendment to Change of Control Agreement dated June 26, 2000 between Gary D. Kerber and the Company.

--------
*  Included in materials delivered to our stockholders.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule TO dated June 28, 2000, and incorporated herein by reference.

(1) Filed as an exhibit to the Company's Schedule 14D-9-C on June 27, 2000.